UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2021

Commission File Number 001-35463

Taro Pharmaceutical Industries Ltd.

(Translation of registrant’s name into English)

14 Hakitor Street, Haifa Bay 2624761, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Taro Pharmaceutical Industries Ltd.
c/o Taro Pharmaceuticals U.S.A., Inc.
Three Skyline Drive
Hawthorne, New York 10532
(NYSE: TARO)

FOR IMMEDIATE RELEASE

CONTACT:

William J. Coote VP, Chief Financial Officer (914) 345-9001 William.Coote@taro.com

TARO APPOINTS NEW CHIEF FINANCIAL OFFICER

Hawthorne, NY, December 1, 2021 — Taro Pharmaceutical Industries Ltd. (NYSE: TARO) (“Taro”) today announced the appointment of William J. Coote as Vice President, Chief Financial Officer and Chief Accounting Officer, effective today.

Mr. Coote has over 25 years of significant financial executive experience; most recently serving as Taro’s AVP, Treasurer and Business Finance since 2008.

Prior to joining Taro, Mr. Coote has held progressively responsible positions with a variety of global companies such as Bowne & Co., Prudential Realty, Merrill Lynch, and Ernst & Young.  Throughout his career, he has been accountable for areas such as: Accounting, Treasury, Budgeting, Financial Planning and Analysis, Acquisitions, Investor Relations, Financial and SEC Reporting.

Regarding the appointment, Mr. Uday Baldota, Taro’s CEO, commented, “I am excited to have Bill lead our financial and accounting teams at Taro. Bill is a successful Taro leader; he brings a strong track record of accomplishment and diversified experience, combined with continuity, as we execute on our strategy.”

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About Taro

Taro Pharmaceutical Industries Ltd. is a multinational, science-based pharmaceutical company, dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products.  For further information on Taro Pharmaceutical Industries Ltd., please visit the Company’s website at www.taro.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  December 1, 2021

TARO PHARMACEUTICAL INDUSTRIES LTD.

By:  /s/ Uday Baldota

Name:Uday Baldota

Title:Chief Executive Officer and Director